

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2008

<u>Via U.S. mail</u>

Mr. Peter Lee
Legend International Holdings, Inc
Level 8, 580 Kilda Road
Melbourne Victoria 3004
Australia

> **Re: Legend International Holdings, Inc**
> **Registration Statement on Form S-1/A**
> **Filed February 14, 2008**
> **File No. 333-145082**

Dear Mr. Lee:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1/A filed February 14, 2008</u>

<u>General</u>

1.   Please update your S-1/A to include updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X.

Description of Business, page 26

Exploration History and Forward Work Program, page 32

2.   You have disclosed the terms such as "measured," "indicated," and/or "inferred" resources or deposits, "mineral resource," "drill indicated," and/or "geological resources" in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose quantity estimates for "non-reserve mineralized material," or a "mineral deposit," to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or tonnage of salable commodity or product.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions about engineering comments. You may contact me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                Brad Skinner
                                                Senior Assistant
                                                Chief Accountant

Cc: S. Buskirk

        Via facsimile
        R. Brian Brodrick, Esq.
        (212) 262-5152